April 26, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the paragraphs 1, 2 and 3 of Item 4 included in the Form 8-K/A dated April 10, 2002 of Core Laboratories N.V. filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/Arthur Andersen LLP

Arthur Andersen LLP

cc: Mr. Richard Bergmark, Core Laboratories N.V.